August 24, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Melco Resorts & Entertainment Ltd.

Form 20-F for the Year Ended December 31, 2022 Filed on March 31, 2023

Correspondence from the SEC on August 3, 2023

File No. 001-33178

Attn:	Division of Corporation Finance
Disclosure Review Program

Dear Mr. Dunham and Ms. Gowetski:

This letter sets forth the responses of Melco Resorts & Entertainment Ltd. (the “Company”) to the comments (the “Comments”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated August 3, 2023 in relation to the Company’s Form 20-F for Fiscal Year ended December 31, 2022 (the “2022 Annual Report”).

We have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 192

1. We note your statement that you reviewed public filings and stockholder lists of your Company and Melco International in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no additional materials were reviewed or relied upon apart from those discussed under Item 16I of the 2022 20-F.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards, if any, of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosures noted in “Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” were reviewed by each member of the Company’s board. In addition, as part of the Company’s regular information gathering process in preparing its Form 20-F, the Company sends each member of its board a questionnaire which requests information in relation to, among other things, their professional and educational background. Current and prior memberships on, or affiliations with, committees, including committees with representatives from the Chinese Communist Party, were factored into the determination. Additionally, the Company did not rely upon third party certifications such as affidavits as the basis for its disclosure.

3. We note your disclosure beginning on page 79 that appears to indicate you have consolidated foreign operating entities in Macau, the Philippines, and Cyprus. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

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With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not use a variable-interest entity or similar structure. Notwithstanding, the Company respectfully advises the Staff that:

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based on a review of the stockholders lists of the Company, Studio City International Holdings Limited (“SCIH”) and Melco International Development Limited (“Melco International”), in addition to mainland China, Hong Kong and the Cayman Islands, the Company is not aware of any governmental entities in Macau, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands that are beneficial or record owners of any shares of the Company, SCIH, Melco International or any of our subsidiaries listed on Exhibit 8.1 of the 2022 Annual Report. In addition, no such governmental entities have made any disclosures on Schedule 13D, Schedule 13G or under Part XV of the Hong Kong Securities and Futures Ordinance indicating that they own any shares of our Company, SCIH, or Melco International. Based on the above, we believe that none of our ordinary shares or ADSs or of our subsidiaries listed on Exhibit 8.1 of the 2022 Annual Report are owned beneficially or of record by any governmental entities in Macau, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands. However, a significant, but minority, portion of the shares of our Company, SCIH and Melco International are publicly held by intermediaries on behalf of beneficial owners who are not known to us. None of these unknown beneficial owners has ever asserted any control or influence over us;

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based on a review of the stockholder lists of our Company and Melco International, in addition to mainland China and Hong Kong, no governmental entities in Macau, the Cayman Islands, the British Virgin Islands, the Republic of Cyprus, the Philippines, Japan or the Netherlands have a controlling financial interest in our Company as of the date of filing of the 2022 Annual Report; and

•	the memorandum and articles of association of our Company and our subsidiaries listed on Exhibit 8.1 of the 2022 Annual Report do not contain any portion of the charter of the Chinese Communist Party.

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Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me by phone in Hong Kong at (+852) 2598-3601 / (+853) 8868-7887 or by facsimile at (+853) 8867-7887, or you may contact our outside legal counsel, David C. Lee, Gibson, Dunn & Crutcher LLP, in the United States at +1 (949) 451-3842.

Very truly yours,

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer (Principal Financial Officer)

cc:	Stephanie Cheung, Chief Legal Officer

Tim Y. Sung, Group General Corporate Counsel

David C. Lee, Gibson, Dunn & Crutcher LLP

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